Olivetti S.p.A.
Via Jervis 77
10015 Ivrea TO
Telefono + 39 0125 5200
Fax + 39 0125 522524
www.o[redacted]

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

olivetti

Ivrea, 2nd December 2002

Re: **Olivetti S.p.A.--File No. 82-5181**

Dear Sirs:

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Translation into English of the Company's Quarterly Report (as referred to in our previous correspondence of November 8, 2002).

Each such document indicates the file number in the upper right hand corner of each unbound page and the first page of each bound document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Loris Bisone, tel. number 125-523915).

Respectfully submitted

Loris Bisone
(General Counsel)

(Encl.)

Quarterly Report as of 30 September 2002
(CONSOB resolution no. 11971 of 14.5.1999, art. 82)

olivetti

The Olivetti Group

SUMMARY OF BUSINESS AND FINANCIAL RESULTS

For the first nine months of the financial year 2002, the Olivetti Group reported a consolidated loss of 860 million euros, an improvement of 1,320 million euros compared with the first nine months of financial 2001 (a loss of 2,180 million euros) achieved mainly as a result of the larger contribution from the Telecom Italia Group (+594 million euros), net tax credits and smaller writedowns of financial-asset values at Olivetti and the other companies for an aggregate amount of 613 million euros.

Group net financial indebtedness as of 30 September 2002 totalled 33,959 million euros (including 17,664 million euros for the Telecom Italia Group), a decrease of 3,135 million euros compared with 30 June 2002 (37,094 million euros), of which 3,436 million euros attributable to the Telecom Italia Group. The decrease compared with 31 December 2001 (38,362 million euros) was 4,403 million euros (of which 4,278 million euros for the Telecom Italia Group).

As of 30 September 2002, Olivetti Group total shareholders' equity was 22,805 million euros (11,529 million euros after minority interests); as of 30 June 2002 and 31 December 2001, total shareholders' equity was, respectively, 23,296 million euros and 26,353 million euros (11,927 and 12,729 respectively after minority interests).

The main business and financial figures for the Olivetti Group are summarised below:

(in millions of euros)	3rd quarter 2002	3rd quarter 2001	For the nine months ended 30 September 2002	For the nine months ended 30 September 2001
STATEMENT OF INCOME				
Revenues	7,660	7,802	23,203	23,136
Result before interest and taxes (EBIT) and non-recurring income and charges	1,697	1,450	4,694	4,138
EBIT	939	(232)	4,143	2,622
Net result for the period	(349)	(1,093)	(860)	(2,180)
Net result before amortization of goodwill on Telecom Italia	(25)	(768)	110	(1,206)

(in millions of euros)	al 30.9.2002	al 30.6.2002	al 31.12.2001
BALANCE SHEET AND FINANCIAL FIGURES			
Net financial indebtedness	33,959	37,094	38,362
Total net shareholders' equity	22,805	23,296	26,353
Group shareholders' equity	11,529	11,927	12,729

The Parent Company Olivetti S.p.A. reported earnings of 636 million euros for the first nine months of financial 2002 (a loss of 213 million euros in the third quarter), compared with a loss of 898 million euros in the corresponding year-earlier period (a loss of 249 million euros in the third quarter of 2001).

Group personnel as of 30 September 2002, broken down by company, was as follows:

(employees)	30.9.2002 (a)	30.6.2002 (b)	31.12.2001 (c)	Changes (a–b)	Changes (a–c)
Olivetti S.p.A.	74	77	89	(3)	(15)
Finance companies	8	8	8	–	–
Telecom Italia Group	104,586	108,642	109,956	(4,056)	(5,370)
Olivetti Tecnost Group	4,906	4,971	4,896	(65)	10
Olivetti Multiservices (*)	368	367	353	1	15
Webegg Group (**)	–	–	718	–	(718)
Total Olivetti Group	**109,942**	**114,065**	**116,020**	**(4,123)**	**(6,078)**

(*) Property and facility management
(**) From 30 June 2002 the Webegg Group is consolidated in the Telecom Italia Group

The net decrease of 5,370 heads at the Telecom Italia Group compared with 31 December 2001 included 3,130 heads at the parent company Telecom Italia S.p.A. and 2,155 heads as a result of changes in the consolidation area.

The total number of Olivetti Tecnost Group employees increased by 10 heads; this reflected an increase of 54 heads overseas (mainly at the industrial complex in Mexico), set against a net decrease of 44 heads in Italy (turnover of 98 heads and 54 recruitments).

Personnel employed in Property and Facility Management Operations increased by 15 heads, after 22 recruitments (19 on a temporary basis) and 7 turnovers/infra-group transfers.

ACCOUNTING SCHEDULES AND COMMENTS

Basis of presentation of the Quarterly Report

The Quarterly Report as of 30 September 2002 consists of the reclassified consolidated accounting schedules, whose form and content are consistent with the schedules in the Directors' Report on Operations for the year to 31 December 2001, and these comments.
The reclassified accounting schedules comprise the interim consolidated income statements for the third quarter of the year 2002 and the first nine months ended 30 September 2002, compared with the corresponding periods of 2001, and the interim consolidated balance sheet as of 30 September 2002 compared to the balance sheet as of 30 June 2002 and as of 31 December 2001. Beginning with the Consolidated Financial Statements as of 31 December 2001, Nortel Inversora and the Telecom Argentina Group (Nortel Inversora Group) are consolidated with the equity method; in financial 2000, they were consolidated on a proportional basis as allowed under art. 37 of Legislative Decree no. 127/1991. In order to provide a basis for comparison with the third quarter of 2002, the third-quarter 2001 figures have been restated by consolidating the Nortel Inversora Group with the equity method instead of on a proportional basis.
The Report also provides a schedule analysing the Group's net financial position as of 30 September 2002 by due dates, with a comparison to the position as of 30 June 2002 and 31 December 2001.
The above schedules and related comments provide the information that listed companies are required to disclose pursuant to CONSOB resolution no. 11971 of 14 May 1999 and subsequent amendments, implementing Legislative Decree no. 58 of 24 February 1998.
Where appropriate, the criteria used to draw up the Quarterly Report as of 30 September 2002 are consistent with those used to draw up the Financial Statements as of 31 December 2001 and illustrated in the Explanatory Notes in the "2001 Annual Report".

Group business performance

Business performance in the third quarter of 2002 and in the first nine months of the year is analysed in the reclassified statement of income set out below, which classifies income components by nature, with separate disclosure of non-recurring income and expense items that are not expected to continue at a similar level in future periods.

(in millions of euros)	3rd quarter 2002	%	3rd quarter 2001 (*)	%	For the nine months ended 30 September 2002	%	For the nine months ended 30 September 2001 (*)	%
Net revenues	7,660	100.0	7,802	100.0	23,203	100.0	23,136	100.0
Operating costs:								
Labour	(1,101)	(14.4)	(1,139)	(14.5)	(3,542)	(15.3)	(3,583)	(15.5)
Materials and services	(2,948)	(38.5)	(3,209)	(41.1)	(9,192)	(39.6)	(9,467)	(40.9)
Grants	5	0.1	3	–	10	–	13	0.1
Depreciation of tangible assets	(918)	(12.0)	(998)	(12.8)	(2,865)	(12.4)	(3,028)	(13.1)
Amortization of intangible assets:								
Consolidation goodwill	(532)	(6.9)	(574)	(7.4)	(1,610)	(6.9)	(1,697)	(7.3)
Other	(300)	(3.9)	(293)	(3.8)	(857)	(3.7)	(824)	(3.6)
Provisions for risks and charges	(168)	(2.2)	(144)	(1.8)	(495)	(2.1)	(440)	(1.9)
Other income (charges), net	(1)	–	2	–	42	0.2	28	0.1
Result before interest and taxes (EBIT) and non-recurring income and charges	**1,697**	**22.2**	**1,450**	**18.6**	**4,694**	**20.2**	**4,138**	**17.9**
Non-recurring income (**)	1,384	18.0	70	0.9	2,557	11.0	553	2.4
Non-recurring charges (**)	(2,142)	(28.0)	(1,752)	(22.5)	(3,108)	(13.4)	(2,069)	(8.9)
EBIT	**939**	**12.2**	**(232)**	**(3.0)**	**4,143**	**17.8**	**2,622**	**11.4**
Income from equity investments, net	1	–	12	0.2	35	0.2	74	0.3
Financial charges, net	(540)	(7.0)	(662)	(8.5)	(1,884)	(8.1)	(1,804)	(7.8)
Value adjustments to financial assets	(226)	(2.9)	(467)	(6.0)	(685)	(3.0)	(1,426)	(6.2)
Result before taxes	**174**	**2.3**	**(1,349)**	**(17.3)**	**1,609**	**6.9**	**(534)**	**(2.3)**
Taxes	(211)	(2.8)	(10)	(0.1)	(1,057)	(4.6)	(1,232)	(5.3)
Result before minority interests	**(37)**	**(0.5)**	**(1,359)**	**(17.4)**	**552**	**2.3**	**(1,766)**	**(7.6)**
Minority interests	(312)	(4.1)	266	3.4	(1,412)	(6.0)	(414)	(1.8)
Net result for the period	**(349)**	**(4.6)**	**(1,093)**	**(14.0)**	**(860)**	**(3.7)**	**(2,180)**	**(9.4)**

(*) Amounts restated by consolidating the Nortel Inversora Group with the equity method instead of proportional method.
(**) The amounts concerning the Telecom Italia Group have been classified as extraordinary items in the First-Half of the Year Report of this latter.

Olivetti Group consolidated revenues in the third quarter of 2002 totalled 7,660 million euros, of which 7,451 million euros attributable to the Telecom Italia Group. Revenues for the nine months ended 30 September 2002 amounted to 23,203 million euros, of which 22,440 million euros for the Telecom Italia Group, an increase of 0.3% compared with the first nine months of financial 2001. Net of the negative exchange-rate effect, the revenue improvement was 2.5%.

(in millions of euros)	3rd quarter 2002 (a)	3rd quarter 2001 (b)	For the nine months ended 30.9.2002 (c)	For the nine months ended 30.9.2001 (d)	Changes (a–b)	%	Changes (c–d)	%
Telecom Italia Group	7,450.9	7,516.9	22,439.9	22,251.1	(66.0)	(0.9)	188.8	0.8
Olivetti Tecnost Group	194.8	244.7	678.1	784.6	(49.9)	(20.4)	(106.5)	(13.6)
Olivetti Multiservices	14.4	21.0	59.0	51.1	(6.6)	(31.4)	7.9	15.5
Webegg Group (*)		19.5	25.6	49.3	(19.5)	(100.0)	(23.7)	(48.1)
Total (**)	**7,660.1**	**7,802.1**	**23,202.6**	**23,136.1**	**(142.0)**	**(1.8)**	**66.5**	**0.3**
Nortel Inversora Group (excluded from consolidation area in the year 2002)		444.0		1,299.0	(444.0)		(1,299.0)	
Total Group	7,660.1	8,246.1	23,202.6	24,435.1	(586.0)	(7.1)	(1,232.5)	(5.0)

(*) consolidated in Telecom Italia Group from 30 June 2002
(**) compared with restated amounts of 2001

Third-quarter 2002 operating costs and other recurring charges, net, totalled 5,963 million euros (5,398 million euros for the Telecom Italia Group), equivalent to 77.8% of revenues (80.7% in the first half of 2002). For the year to 30 September 2002, these costs totalled 18,509 million euros (16,706 million euros for the Telecom Italia Group), equivalent to 79.8% of revenues, a reduction of 2.3 percentage points compared with the corresponding year-earlier period.

EBIT before non-recurring income and charges amounted to 1,697 million euros in the third quarter of 2002 (22.2% of revenues) and 4,694 million euros for the year to 30 September 2002 (20.2% of revenues), an improvement compared with the corresponding year-earlier results of, respectively, 247 million euros and 556 million euros.

Third-quarter non-recurring items generated a net charge of 758 million euros (759 million euros for the Telecom Italia Group). Considering the net non-recurring income of 207 million euros posted in the first half of 2002, non-recurring items for the year to 30 September 2002 generated a net charge of 551 million euros (656 million euros for the Telecom Italia Group), as follows:

• income of 2,557 million euros, of which 2,434 million euros for the Telecom Italia Group including:

– 1,245 million euros from the sale of the equity investment in AUNA;

– 484 million euros from the sale of the 19.61% equity investment in Bouygues Décaux Télécom (BDT);

– 133 million euros as a result of the take-up by the Finsiel Group of the public tender offer on Lottomatica;
– 115 million euros from the sale to Telekom Austria (in which Telecom Italia indirectly holds a 29.8% equity investment) of the entire 25% shareholding owned by the Mobile BU in Mobilkom Austria;
– 131 million euros of pre-amortisation interest (in respect of integration charges pursuant to Law no. 58/1992 paid on a conditional basis to the Italian National Insurance Board (INPS) until 1999), after the dispute was resolved in favour of Telecom Italia;
– 326 million euros of other income.
The 123 million euros of income posted by the other Group companies arose as follows:
– 107 million euros as a result of the take-up by Olivetti S.p.A. and Olivetti International Holding S.A. of the public tender offer on Lottomatica;
– 16 million euros of other income.
• charges totalling 3,108 million euros, of which 3,090 million euros for the Telecom Italia Group and arising largely as follows:
– 1,799 million euros of writedowns to reflect lasting impairments in value at international investee companies (1,607 million euros in the corresponding year-earlier period). These writedowns were applied to the equity investment in the Turkish company Is Tim (1,258 million euros), in connection with the changes in general economic conditions and the difficulties in providing services encountered by the company due to circumstances beyond its control, and to goodwill for Telekom Austria (265 million euros), Matrix (120 million euros), Netco Redes (81 million euros) and Corporacion Digitel (75 million euros). The 2001 writedown of 1,607 million euros referred to: 9Télécom, Entel Bolivia, Solpart-Brasil Telecom, GLB Serviços Interativos (Globo.com);
– 393 million euros for charges relating to staff retirements and mobility schemes (of which 355 million euros at Telecom Italia S.p.A.; this included a 261 million euros provision for ordinary-mobility charges in connection with the agreements signed with the trade unions in May);
– 367 million euros of provisions in connection with the sale of the 9Télécom equity investment;
– 138 million euros of extraordinary charges in connection with the sale of international equity investments;
– 47 million euros of financial charges accruing on the liability due to the Italian National Insurance Board (INPS) for integration with the former "Fondo Previdenza Telefonici" (FPT, Telephone Sector Employees Pension Fund) and 54 million euros for the extraordinary INPS payment to cover higher financial requirements arising from the absorption of the FPT into the "Fondo Pensioni Lavoratori Dipendenti" (Employees Pensions Fund);
– 51 million euros for the writedown of the deferred tax credit at Corporacion Digitel;
– 241 million euros of other non-recurring charges.
Non-recurring charges for the other Group companies amounted to 18 million euros. They included 4 million euros for charges linked to the public tender offer on Lottomatica, 4 million euros for lay-off charges and 10 million euros for miscellaneous charges.

Third-quarter interest expense and other financial charges totalled 540 million euros (662 million euros in the third quarter of 2001), including 343 million euros for the Telecom Italia Group (412 million euros in the third quarter of 2001). Interest expense and other financial charges, net, for the first nine months amounted to 1,884 million euros (1,804 million euros in the first nine months of 2001), consisting of 1,240 million euros for the Telecom Italia Group (1,112 million euros as of 30 September 2001) and 644 million euros for the other Group companies (692 million euros in the first nine months of 2001).
Net financial charges for the Telecom Italia Group increased by 128 million euros mainly as a result of exchange-rate charges for the South American companies.
Value adjustments to financial assets in the third quarter generated a charge of 226 million euros, of which 195 million euros concerned the Telecom Italia Group (for the Group's share of the results of subsidiary and associated companies valued with the equity method, for amortisation of consolidation goodwill arising on the purchase of the relative equity investments and for writedowns of securities held as current assets). Value adjustments to financial assets for the first nine months of 2002 generated a charge of 685 million euros, of which 598 million euros for the Telecom Italia Group, arising mainly as follows:
• 75 million euros for amortisation of goodwill arising on the purchase of equity investments in companies valued with the equity method (235 million euros in the first nine months of 2001);
• 215 million euros for the Group's share of the losses reported by the investee company Stream (176 million euros in the first nine months of 2001);
• 154 million euros for the Group's share of the losses reported by the Turkish investee company Is Tim (299 million euros in the first nine months of 2001);
• 167 million euros for the writedown of securities and equity investments held as current assets (243 million euros in the first nine months of 2001), and 40 million euros for the writedown of securities held as fixed assets;
• the Group's share of the earnings and losses of the other investee companies valued with the equity method, amounting to an aggregate gain of 53 million euros (a loss of 87 million euros as of 30 September 2001).
Value adjustments for the other Group companies totalled 87 million euros, of which 71 million euros related to 41.4 million Telecom Italia shares classified as current assets and valued at the share price of 30 September.
Income taxes for the third quarter amounted to an estimated 211 million euros and related largely to the Telecom Italia Group. Income taxes for the first nine months of 2002 amounted to an estimated 1,057 million euros. This reflected income taxes totalling 1,322 million euros for the Telecom Italia Group, set against net tax credits of 265 million euros for the other companies.
After taxes and minority interests, the Olivetti Group posted a loss for the third quarter and the first nine months of 2002 of, respectively, 349 million euros (a loss of 25 million euros before amortisation of goodwill in respect of the acquisition of Telecom Italia) and 860 million euros (earnings of 110 million euros before amortisation of goodwill in respect of Telecom Italia).

The Group financial position

The Olivetti Group balance sheet as of 30 September 2002 compared with the balance sheets as of 30 June 2002 and 31 December 2001 is set out in the table below:

(in millions of euros)	30.9.2002 (a)	%	30.6.2002 (b)	%	31.12.2001 (c)	%	Changes (a–b)	Changes (a–c)
Short-term assets								
Financial resources	7,920	9.4	6,963	7.9	8,641	9.2	957	(721)
Operating assets	14,323	17.1	14,896	17.0	15,250	16.2	(573)	(927)
Total short-term assets	**22,243**	**26.5**	**21,859**	**24.9**	**23,891**	**25.4**	**384**	**(1,648)**
Medium/long-term assets								
Medium/long-term financial assets	600	0.7	628	0.7	705	0.7	(28)	(105)
Intangible assets	36,472	43.3	37,479	42.7	39,220	41.6	(1,007)	(2,748)
Tangible assets	20,110	23.9	20,628	23.5	22,097	23.5	(518)	(1,987)
Other assets	4,622	5.6	7,175	8.2	8,314	8.8	(2,553)	(3,692)
Total medium/long-term assets	**61,804**	**73.5**	**65,910**	**75.1**	**70,336**	**74.6**	**(4,106)**	**(8,532)**
TOTAL ASSETS	**84,047**	**100.0**	**87,769**	**100.0**	**94,227**	**100.0**	**(3,722)**	**(10,180)**
Short-term liabilities								
Financial payables	6,318	7.5	9,247	10.5	9,961	10.6	(2,929)	(3,643)
Operating liabilities	15,949	19.0	16,866	19.3	17,010	18.0	(917)	(1,061)
Total short-term liabilities	**22,267**	**26.5**	**26,113**	**29.8**	**26,971**	**28.6**	**(3,846)**	**(4,704)**
Medium/long-term liabilities								
Financial payables	36,161	43.1	35,438	40.4	37,747	40.1	723	(1,586)
Other medium/long-term liabilities	2,814	3.3	2,922	3.3	3,156	3.3	(108)	(342)
Total medium/long-term liabilities	**38,975**	**46.4**	**38,360**	**43.7**	**40,903**	**43.4**	**615**	**(1,928)**
TOTAL LIABILITIES	**61,242**	**72.9**	**64,473**	**73.5**	**67,874**	**72.0**	**(3,231)**	**(6,632)**
TOTAL SHAREHOLDERS' EQUITY	**22,805**	**27.1**	**23,296**	**26.5**	**26,353**	**28.0**	**(491)**	**(3,548)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**84,047**	**100.0**	**87,769**	**100.0**	**94,227**	**100.0**	**(3,722)**	**(10,180)**

Capital invested amounted to 59,578 million euros, a reduction of 3,734 million euros from 30 June 2002 and 8,293 million euros from 31 December 2001. Coverage by non-financial sources passed from 43.5% as of 31 December 2001 to 43% as of 30 September 2002 (41.4% as of 30 June 2002).

(in millions of euros)	30.9.2002 (a)	%	30.6.2002 (b)	%	31.12.2001 (c)	%	Changes (a–b)	Changes (a–c)
Short-term operating assets	14,323	24.0	14,896	23.5	15,250	22.5	(573)	(927)
Short-term operating liabilities	(15,949)	(26.8)	(16,866)	(26.6)	(17,010)	(25.1)	917	1,061
Operating working capital	**(1,626)**	**(2.8)**	**(1,970)**	**(3.1)**	**(1,760)**	**(2.6)**	**344**	**134**
Intangible fixed assets	36,472	61.2	37,479	59.2	39,220	57.8	(1,007)	(2,748)
Tangible fixed assets	20,110	33.8	20,628	32.6	22,097	32.6	(518)	(1,987)
Other assets	4,622	7.8	7,175	11.3	8,314	12.2	(2,553)	(3,692)
Capital invested (A)	**59,578**	**100.0**	**63,312**	**100.0**	**67,871**	**100.0**	**(3,734)**	**(8,293)**
Medium/long-term non financial liabilities	2,814	4.7	2,922	4.6	3,156	4.6	(108)	(342)
Minority interests	11,276	18.9	11,369	18.0	13,624	20.1	(93)	(2,348)
Group shareholders' equity	11,529	19.4	11,927	18.8	12,729	18.8	(398)	(1,200)
Total non financial sources (B)	**25,619**	**43.0**	**26,218**	**41.4**	**29,509**	**43.5**	**(599)**	**(3,890)**
Net financial indebtedness (A–B)	**33,959**	**57.0**	**37,094**	**58.6**	**38,362**	**56.5**	**(3,135)**	**(4,403)**

An analysis of Group net financial indebtedness by due date is set out below:

(in millions of euros)	30.9.2002 (a)	30.6.2002 (b)	31.12.2001 (c)	Changes (a–b)	Changes (a–c)
Current portions of medium/long-term debt	3,186	3,563	1,939	(377)	1,247
Short-term bank loans and amounts due to other lenders	2,390	4,714	7,133	(2,324)	(4,743)
Interest accruals and deferrals	742	970	889	(228)	(147)
Financial resources	(6,479)	(5,388)	(7,322)	(1,091)	843
Financial receivables	(1,050)	(946)	(894)	(104)	(156)
Interest accruals and prepayments	(391)	(629)	(425)	238	34
Total short-term net financial indebtedness (A)	**(1,602)**	**2,284**	**1,320**	**(3,886)**	**(2,922)**
Bonds and other medium/long-term debt	36,161	35,438	37,747	723	(1,586)
Medium/long-term financial assets	(600)	(628)	(705)	28	105
Total medium/long-term net financial indebtedness (B)	**35,561**	**34,810**	**37,042**	**751**	**(1,481)**
Total net financial indebtedness (A+B)	**33,959**	**37,094**	**38,362**	**(3,135)**	**(4,403)**

An analysis of Group net financial indebtedness by company is set out below:

(in millions of euros)	30.9.2002 (a)	30.6.2002 (b)	31.12.2001 (c)	Changes (a–b)	Changes (a–c)
Telecom Italia Group	17,664	21,100	21,942	(3,436)	(4,278)
Olivetti S.p.A. and other finance and operating companies	16,295	15,994	16,420	301	(125)
Total net financial indebtedness	**33,959**	**37,094**	**38,362**	**(3,135)**	**(4,403)**

The net financial surplus of 4,403 million euros for the first nine months of 2002 arose as follows:

(in millions of euros)	1.1.2002 – 30.9.2002
Telecom Italia Group	
Capital expenditure	2,849
Other investments	1,199
Payment of dividends:	
to Olivetti S.p.A.	904
to third parties	2,343
Operating cash flows	(7,174)
Disposals	(4,306)
Proceeds from operations and other, net	(93)
Telecom Italia Group net financial surplus	**(4,278)**
Other companies	
Proceeds from disposal of the equity investment in Lottomatica	(175)
Proceeds from dividends paid by Telecom Italia S.p.A.	(904)
Financial charges and other disbursements, net	954
Other companies net financial surplus	**(125)**
Total net financial surplus	**(4,403)**

Information by sector (CONSOB communication no. 98084143)

A) Information by business sector

The following page sets out the reclassified consolidated statement of income for the first nine months of the year 2002, showing the results of the operating companies adjusted for consolidation purposes and their reclassified balance sheets. The results for consolidation purposes of the individual companies differ from their interim results mainly due to the elimination of items not eligible for consolidation (intercompany gains and depreciation charges on assets transferred within the Group), the valuation of equity investments (equity investments, by definition, appear in the consolidated accounts as the appropriate portion of the companies' net equity used for consolidation purposes) and other adjustments made to align the results of the individual companies with the accounting policies adopted by the Group.

Olivetti Group – Income Statement for the first nine months of 2002 by company

(in millions of euros)	Olivetti S.p.A.	Finance companies
Third party revenues		
Revenues from Olivetti Group companies		
Total net revenues		
Operating costs:		
Labour	(8.4)	(0.4)
Materials and services	(14.7)	(0.9)
Grants		
Depreciation of tangible assets	(0.7)	(0.1)
Amortisation of intangible assets:		
Consolidation goodwill	(982.2)	(1.0)
Other	(57.5)	(2.6)
Value adjustments and provisions for risks and charges		(1.5)
Other income (costs), net	(1.6)	(0.1)
Result before interest and taxes (EBIT) and non recurring income and charges	**(1,065.1)**	**(6.6)**
Non recurring income	110.0	4.0
Non recurring charges	(4.6)	(5.6)
EBIT	**(959.7)**	**(8.2)**
Income from equity investments	22.3	3.3
Financial income and charges, net	(574.7)	(96.5)
Value adjustments to financial assets	(71.7)	(15.9)
Result before taxes	**(1,583.8)**	**(117.3)**
Taxes	329.7	1.3
Net result for the period before minority interests	**(1,254.1)**	**(116.0)**
Minority interests		
Net result for consolidation purposes	**(1,254.1)**	**(116.0)**

(*) Amounts for the first six months

Telecom Italia Group		Olivetti Tecnost Group		Olivetti Multiservices		Webegg Group (*)		Consolidation adjustments	Total Group	
22,439.9		678.1		59.0		25.6			23,202.6	
		3.1		33.3		19.5		(55.9)		
22,439.9	100.0	681.2	100.0	92.3	100.0	45.1	100.0	(55.9)	23,202.6	100.0
(3,391.4)	(15.1)	(110.7)	(16.3)	(11.7)	(12.7)	(19.0)	(42.1)		(3,541.6)	(15.3)
(8,643.9)	(38.5)	(511.2)	(75.0)	(56.4)	(61.1)	(20.6)	(45.7)	55.9	(9,191.8)	(39.6)
8.9	–	0.8	0.1						9.7	–
(2,843.8)	(12.7)	(12.3)	(1.8)	(7.3)	(7.9)	(0.6)	(1.3)		(2,864.8)	(12.4)
(625.9)	(2.8)					(0.9)	(2.0)	(0.4)	(1,610.4)	(6.9)
(787.9)	(3.5)	(8.3)	(1.2)	(0.1)	(0.1)	(0.7)	(1.6)		(857.1)	(3.7)
(477.2)	(2.1)	(14.8)	(2.2)	(0.9)	(1.0)	(0.2)	(0.4)		(494.6)	(2.1)
54.9	0.2	(10.3)	(1.5)	(1.3)	(1.4)				41.6	0.2
5,733.6	**25.6**	**14.4**	**2.1**	**14.6**	**15.8**	**3.1**	**6.9**	**(0.4)**	**4,693.6**	**20.2**
2,434.0	10.8	8.2	1.2	0.7	0.8	0.1	0.2		2,557.0	11.0
(3,090.0)	(13.8)	(36.3)	(5.3)	(0.3)	(0.3)	(0.4)	(0.9)	29.6	(3,107.6)	(13.4)
5,077.6	**22.6**	**(13.7)**	**(2.0)**	**15.0**	**16.3**	**2.8**	**6.2**	**29.2**	**4,143.0**	**17.8**
9.4	–								35.0	0.2
(1,240.7)	(5.5)	(10.0)	(1.5)	(1.9)	(2.1)	0.3	0.7	40.0	(1,883.5)	(8.1)
(597.6)	(2.7)	(0.2)	–			(0.7)	(1.6)	0.6	(685.5)	(3.0)
3,248.7	**14.5**	**(23.9)**	**(3.5)**	**13.1**	**14.2**	**2.4**	**5.3**	**69. 8**	**1,609.0**	**6.9**
(1,322.0)	(5.9)	(16.6)	(2.4)	(6.3)	(6.8)	(2.9)	(6.4)	(40.0)	(1,056.8)	(4.6)
1,926.7	**8.6**	**(40.5)**	**(5.9)**	**6.8**	**7.4**	**(0.5)**	**(1.1)**	**29.8**	**552.2**	**2.3**
(1,415.4)	(6.3)	2.8	0.4			0.2	0.4	0.6	(1,411.8)	(6.0)
511.3	**2.3**	**(37.7)**	**(5.5)**	**6.8**	**7.4**	**(0.3)**	**(0.7)**	**30.4**	**(859.6)**	**(3.7)**

Olivetti Group – Balance Sheet as of 30 September 2002 by company

(in millions of euros)	Olivetti S.p.A.	Finance companies
Assets		
Short-term assets	2,552	7,197
Medium/long-term assets:		
intangible	197	34
tangible	1	
other	31,865	9,354
TOTAL ASSETS	**34,615**	**16,585**
Liabilities		
Short-term liabilities	5,633	1,408
Medium/long-term liabilities	13,075	14,906
TOTAL LIABILITIES	**18,708**	**16,314**
TOTAL SHAREHOLDERS' EQUITY	**15,907**	**271**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**34,615**	**16,585**
NET FINANCIAL INDEBTEDNESS	**15,956**	**171**

Telecom Italia Group	Olivetti Tecnost Group	Olivetti Multiservices	Consolidation adjustments	Total Group
15,715	641	104	(3,966)	22,243
14,315	32	1	21,893	36,472
19,786	80	241	2	20,110
3,894	17	5	(39,913)	5,222
53,710	**770**	**351**	**(21,984)**	**84,047**
18,530	564	124	(3,992)	22,267
19,548	101	28	(8,683)	38,975
38,078	**665**	**152**	**(12,675)**	**61,242**
15,632	**105**	**199**	**(9,309)**	**22,805**
53,710	**770**	**351**	**(21,984)**	**84,047**
17,664	**111**	**57**		**33,959**

B) Other information

It should be noted that:

• intercompany transactions between different business sectors or geographical areas are executed at market prices and eliminated during consolidation;

• pursuant to art. 150, par 1 of Legislative Decree no. 58 of 24 February 1998, no operations were performed by members of the Board of Directors that could represent a potential conflict of interest with the Parent Company.

Key quarterly results of the Olivetti Group

	Year 2002			Year 2001 (*)		
(in millions of euros)	**1st quarter**	**2nd quarter**	**3rd quarter**	**1st quarter**	**2nd quarter**	**3rd quarter**
Total revenues	**7,533**	**8,010**	**7,660**	**7,409**	**7,925**	**7,802**
Changes with respect to the previous quarter		*6.3%*	*–4.4%*		*7.0%*	*–1.6%*
Result before interest and taxes (EBIT) and non recurring income and charges	**1,391**	**1,602**	**1,697**	**1,393**	**1,295**	**1,450**
Changes with respect to the previous quarter		*15.2%*	*5.9%*		*–7.0%*	*12.0%*
Result on Revenues (%)	*18.5%*	*20.0%*	*22.2%*	*18.8%*	*16.3%*	*18.6%*
EBIT	**2,041**	**1,161**	**939**	**1,482**	**1,372**	**(232)**
Changes with respect to the previous quarter		*–43.1%*	*–19.1%*		*–7.4%*	*–116.9%*
EBIT on Revenues (%)	*27.1%*	*14.5%*	*12.3%*	*20.0%*	*17.3%*	*–3.0%*
Net result	**(187)**	**(324)**	**(349)**	**(479)**	**(608)**	**(1,093)**
Changes with respect to the previous quarter		*–73.3%*	*–7.7%*		*–26.9%*	*–79.8%*
Net result before amortisation of goodwill on Telecom Italia acquisitions	**136**	**(1)**	**(25)**	**(154)**	**(284)**	**(768)**

(*) Amounts restated excluding Nortel Inversora Group from the consolidation area

Transactions with related parties

Main income and financial items (in millions of euros)		Description
Revenues from sales	241	They include revenues from Brasil Telecom (euro 53 million), Teleleasing (euro 61 million), Stream (euro 37 million), AUNA Group (euro 18 million), Telecom Argentina (euro 16 million)
Consumption of materials and third party services	318	They include principally costs for rentals payable to IM.SER (euro 110 million) and Telemaco Immobiliare (euro 37 million) and costs for Tlc to Etecsa Cuba (euro 44 million)
Miscellaneous income, net	9	They refer principally to recoveries of payroll costs for personnel moved temporarily to some subsidiaries
Financial charges, net	10	They include interest income accrued on loans granted to some Group companies (euro 7 million) and interest payable to Teleleasing accrued on financial lease contracts (euro 17 million)
Receivables classified as financial fixed assets	4	They refer to medium/long-term loans granted to investee companies
Financial receivables	220	They refer to short-term loans to Is Tim (euro 144 million) and Stream (euro 26 million net of allowance)
Financial payables	441	They refer principally to amounts due to Teleleasing for financial lease contracts (euro 422 million)
Trade receivables and other	249	They refer principally to receivables from Stream (euro 77 million), Telekom Srbija (euro 21 million net of allowance) and Teleleasing (euro 22 million)
Trade payables and other	464	They refer to supply contracts for investing and operating activities: Italtel Group (euro 201 milllion), Siemens Informatica (euro 35 million), Teleleasing (euro 21 million) as well as advances from Consorzio Telcal (euro 97 million)
Contract work-in progress	117	They refer principally to activities carried out for Consorzio Telcal for the Telematic Plan for the Calabria Region (euro 110 million)
Capital investments	306	They refer principally to the purchase of telephone exchanges from Italtel Group (euro 288 million) and Siemens Informatica (euro 12 million)
Sale of shareholdings	690	25% of Mobilkom Austria, through the disposal of Autel holding company to Telekom Austria

Among transactions with related parties other than Group companies in the first nine months of 2002, operations were transacted with the Pirelli Group and the Edizione Holding Group (some of whose directors are also members of the boards of directors of Olivetti Group companies).

(in millions of euros)		
Revenues from sales	10	They refer principally to telephone services
Consumption of materials and third party services	10	They refer principally to R&D expenses
Trade receivables and other	2	They refer principally to telephone services above mentioned
Trade payables and other	26	They refer principally to supply contracts for investing activities
Capital investments	32	They refer principally to purchase of telecommunications cables
Purchase of shareholdings	18	Purchase by Telecom Italia S.p.A. of 25,3% of Epiclink S.p.A. from Pirelli S.p.A.
Purchase of businesses	3	Purchase by Epiclink S.p.A. of a business from Pirelli Informatica

Furthermore, telephone cards, mainly for mobile telephone services, were sold to Autogrill S.p.A. (Edizione Holding Group) for approximately 16 million euro.

EVENTS SUBSEQUENT TO 30 SEPTEMBER 2002

Telecom Italia Group

Telecom Italia – News Corporation agreement

On 1 October 2002, Telecom Italia reached an agreement with News Corporation for the creation of a single Italian pay-TV company (on a single platform) by merging Stream and Tele+ operations. Under the agreement, Telecom Italia is to hold 19.9% of the single platform.
At closing, Telecom Italia will pay 31.84 million euros for 19.9% of Tele+. It will waive trade receivables for approximately 147 million euros owed by Stream to Group companies as of the end of 2002 (the amount was provided in full in the 2001 financial statements). Likewise, News Corporation will waive trade receivables and shareholder amounts due to Stream for a similar amount.
For Telecom Italia, the economic effect of the operation will be a gross capital loss of approximately 276 million euros, which was provided almost in full at 30 September 2002.
Execution of the agreement is subject to approval by the competent authorities.

Final agreement for purchase of 100% of Blu S.p.A. shares

On 7 October 2002, TIM closed the preliminary contract signed on 7 August 2002 with the shareholders of Blu S.p.A. by purchasing 100% of the company, which is to be merged with TIM S.p.A. The operation was approved by the Antitrust Authority following approval by the Communications Authority. TIM paid Blu S.p.A. shareholders a provisional price of 18 million euros; the final price, and outstanding balance, will be determined at a later date, based on a balance-sheet audit as of the date on which the contract takes effect.

Tiglio Project

On 29 October 2002, the framework agreement drawn up between Pirelli, Olivetti-Telecom Italia and The Morgan Stanley Real Estate Funds was executed, thus completing the transfer of the real estate assets of the companies involved and of the entities that provide real estate services within these companies or subsidiaries of these companies.
The agreement provides among other things for improvement of Tiglio I and Tiglio II assets during 2003, through market operations undertaken as part of a strategy designed to foster the growth of the real estate financial market and generate significant opportunities for the Telecom Italia Group to optimise the value of its residual stakes in the two vehicles.
Specifically, the Telecom Italia Group effected a series of corporate operations by which it transferred assets worth 1,360 million euros to Tiglio I and Tiglio II. This amount included assets worth 50 million euros belonging to Seat Pagine Gialle, real estate assets worth approximately 840 million euros transferred to Emsa Immobiliare following the non-proportional split-up of IM.SER, and other assets worth 470 million euros. The operation will have a positive impact on gross income (gross gain and extraordinary dividends) of approximately

220 million euros for Telecom Italia S.p.A., and a pre-tax gain of approximately 5 million euros for Seat Pagine Gialle. The financial impact for the Telecom Italia Group is 330 million euros.

Buyback of Telecom Italia shares

In connection with the buyback of shares approved by the Telecom Italia Ordinary Shareholders' Meeting of 7 November 2001, in the period between 1 October 2002 and 6 November 2002, Telecom Italia purchased 4,448,000 own savings shares at an average price of 5.10 euros per share, for an outlay of 23 million euros, and 301,000 own ordinary shares at an average price of 7.32 euros per share, for an outlay of 2 million euros. Since 1 January 2002, Telecom Italia has purchased a total of 27,488,000 own savings shares at an average price of 5.47 euros per share for an outlay of 150 million euros and 4,748,000 own ordinary shares at an average price of 8.24 euros per share for an outlay of 40 million euros. Since the beginning of the year, it has made an overall investment totalling 190 million euros.

Pagine Utili

On 11 September 2002, Telecom Italia reached an agreement with Pagine Italia S.p.A. for the purchase of the Pagine Utili directories business unit, whose core business is "Pagine Tascabili" (pocket pages) with approximately 60,000 advertisers.
The operation provides for Pagine Italia to receive a consideration of 214 million Seat ordinary shares held by the Telecom Italia Group, representing 1.9% of ordinary share capital.
The Pagine Utili business unit, which projects 2002 revenues of 57 million euros and gross operating margin of approximately 9 million euros, has been transferred debt-free, with zero working capital and a workforce of approximately 150 heads.
Closure of the operation is subject to the approval of the Italian Antitrust Authorities.
After closure, plans will be drawn up to merge the newly purchased business unit with Seat Pagine Gialle.

Telekom Austria

On 4 November 2002, Telecom Italia International N.V. launched a private placement, which it closed on the first day, for 65 million Telekom Austria AG shares (representing 13% of capital), with a greenshoe option, exercised in full on 5 November 2002, for the sale of additional 10 million shares (representing an additional 2%). The placement price was set at 7.45 euros per share, at the upper end of the range announced during the day. The sale of the 75 million shares raised gross proceeds of 559 million euros. As a result of the operation, the Telecom Italia Group's stake in Telekom Austria has decreased from 29.78% to 14.78%.

Other Olivetti Group companies

• The re-opening announced in September of three bonds in the Euro Medium Term Note (EMTN) refinancing and debt consolidation programme was successfully completed on 3 October.

The aggregate gross proceeds of 1,550 million euros arose as follows:

– an additional 400 million euros for the "Olivetti Finance N.V. floating rate 2002-2006" bond originally issued for 600 million euros and raised to 1,000 million euros;

– an additional 650 million euros for the "Olivetti Finance N.V. 6.5% 2002-2007" bond originally issued for 1,000 million euros and raised to 1,650 million euros;

– an additional 500 million euros for the "Olivetti Finance N.V. 7.25% 2002-2012" bond originally issued for 500 million euros and raised to 1,000 million euros.

The issues have been guaranteed by Olivetti S.p.A.

• On 29 October Olivetti transferred real estate operations and assets to Tiglio I (a real estate company controlled by The Morgan Stanley Real Estate Funds), in which Olivetti will hold a minority stake of 8.84%.

Olivetti realised a gross capital gain of approximately 70 million euros through the operation, which had a positive pre-tax financial impact of around 165 million euros, while the aggregate value of the transferred assets was approximately 225 million euros.

Assuming a realization of Tiglio I fund units at a value prudently commensurate with the asset current transfer prices and inclusive of amounts realised in 2002, on completion of the project Olivetti will have generated pre-tax liquidity of approximately 225 million euros.

OPERATING OUTLOOK

Taking account of fourth-quarter financial charges and other operating costs, Olivetti S.p.A. confirms its projection of a strong 2002 full-year earnings figure after considering dividends from Telecom Italia, which will be booked in December.
Considering the foreseeable performance of the Telecom Italia Group, the Olivetti Group expects to report a positive consolidated result before taxes and before the amortisation charge of goodwill relating to the purchase of Telecom Italia.

The Parent Company Olivetti S.p.A.

The business performance of Olivetti S.p.A. in the third quarter of 2002 and for the first nine months of 2002, compared with the corresponding year-earlier periods, is illustrated in the income statement set out below, which has been reclassified in accordance with the CONSOB model for industrial holdings pursuant to communication no. 94001437 of 23 February 1994:

(in millions of euros)	3rd quarter 2002	3rd quarter 2001	For the nine months ended 30 September 2002	For the nine months ended 30 September 2001
Financial income and charges				
1. Income from equity investments	1	–	1,342	9
2. Other financial income	9	11	29	31
3. Interest and other financial charges	(210)	(220)	(603)	(757)
Total financial income and charges	**(200)**	**(209)**	**768**	**(717)**
Value adjustments to financial assets				
4. Revaluations of equity investments	–	–	–	–
5. Write-downs of equity investments	(29)	(2)	(72)	(111)
Total value adjustments to financial assets	**(29)**	**(2)**	**(72)**	**(111)**
6. Other income from operations	**2**	**3**	**6**	**5**
Other costs from operations				
7. Non financial services	(6)	(6)	(20)	(17)
8. Leases and rentals	(1)	(1)	(2)	(2)
9. Personnel	(2)	(4)	(8)	(9)
10. Depreciation, amortisation and write-downs	(18)	(14)	(54)	(41)
11. Provision for risks	–	–	–	(2)
12. Other operational costs	–	(1)	(1)	(2)
Total other costs from operations	**(27)**	**(26)**	**(85)**	**(73)**
Result from ordinary operations	**(254)**	**(234)**	**617**	**(896)**
Extraordinary income and charges				
13. Income	–	–	168	14
14. Charges	–	(15)	(4)	(16)
Extraordinary result	**–**	**(15)**	**164**	**(2)**
Result before taxation	**(254)**	**(249)**	**781**	**(898)**
15. Taxation	41	–	(145)	–
Result of the period	**(213)**	**(249)**	**636**	**(898)**

Olivetti S.p.A. posted a net loss of 213 million euros for the third quarter (a net loss of 249 million euros in the year-earlier period), which arose as a result of net financial charges of 200 million euros (209 million euros in the year-earlier third quarter) and a 29 million euros writedown on Telecom Italia shares held in the trading portfolio to share prices as of 30 September, offset in part by deferred taxes reversed to income in respect of the loss posted for the period.

The 2002 third-quarter loss reduced the positive net earnings figure of 849 million euros booked at 30 June to 636 million euros at 30 September 2002 (compared to a loss of 898 million euros in the first nine months of the previous year).
Ordinary operations to 30 September 2002 closed with earnings of 617 million euros, compared with a loss of 896 million euros in the first nine months of 2001.
This result arose as follows:
• 1,371 million euros of financial income (40 million euros in the first nine months of 2001), including:
– 859 million euros of dividends, of which 844 million euros from the distribution of earnings reserves by Telecom Italia, which, as such, in line with the accrual principle adopted by the Group were not booked in 2001;
– 483 million euros of tax credits on collection of the above dividends;
– 29 million euros of other financial income;
• 603 million euros of interest expense and other financial charges (757 million euros in the first nine months of 2001), including:
– 452 million euros due to subsidiary companies in connection with loans and interest bearing current accounts (of which 370 million euros with Olivetti Finance N.V. and 81 million euros with Olivetti Holding B.V.);
– 111 million euros in respect of bond loans;
– 40 million euros of other charges;
• 72 million euros of equity investment writedowns, of which 71 million euros relating to 41.4 million Telecom Italia shares held as current assets in the trading securities portfolio, which were written down to share prices at 30 September;
• 79 million euros of other net operating costs.
Extraordinary operations to 30 September 2002 generated net earnings of 164 million euros (a loss of 2 million euros in the first nine months of 2001), arising from capital gains of 167 million euros from the take-up of the public tender Offer on Lottomatica (158 million euros) and the sale of the Webegg equity investment to the Telecom Italia Group (9 million euros), together with sundry windfall gains of 1 million euros, set against extraordinary charges of 4 million euros relating in the main to commissions on the sale of the equity investment in Lottomatica.
Income taxes (145 million euros) reflect the estimated tax charge for the first nine months of the year.

The reclassified balance sheet of the Parent Company is set out below:

(in millions of euros)	30.9.2002 (a)	30.6.2002 (b)	31.12.2001 (c)	Changes (a–b)	Changes (a–c)
Short-term assets					
Financial resources	651	631	314	20	337
Operating assets	1,901	1,844	761	57	1,140
Total short-term assets	**2,552**	**2,475**	**1,075**	**77**	**1,477**
Medium/long-term assets					
Equity investments	31,382	31,361	31,409	21	(27)
Medium/long-term interest accruals and prepayments	425	444	495	(19)	(70)
Other assets	256	280	316	(24)	(60)
Total medium/long-term assets	**32,063**	**32,085**	**32,220**	**(22)**	**(157)**
Total assets	**34,615**	**34,560**	**33,295**	**55**	**1,320**
Short-term liabilities					
Financial payables	4,122	4,107	6,343	15	(2,221)
Operating liabilities	1,511	1,562	580	(51)	931
Total short-term liabilities	**5,633**	**5,669**	**6,923**	**(36)**	**(1,290)**
Medium/long-term liabilities					
Financial payables	12,910	12,630	10,788	280	2,122
Other liabilities	165	165	349	–	(184)
Total medium/long-term liabilities	**13,075**	**12,795**	**11,137**	**280**	**1,938**
Total liabilities	**18,708**	**18,464**	**18,060**	**244**	**648**
Shareholders' equity	**15,907**	**16,096**	**15,235**	**(189)**	**672**
Total liabilities and shareholders' equity	**34,615**	**34,560**	**33,295**	**55**	**1,320**

Shareholders' equity as of 30 September 2002 amounted to 15,907 million euros, a decrease of 189 million euros compared with 30 June arising from the third-quarter loss (213 million euros) set against an increase of 24 million euros due to share capital increases following the conversion of bonds and exercise of warrants.

Similarly, the increase of 672 million euros compared with 31 December 2001 arose from the positive nine-months earnings figure (636 million euros) and share-capital increases totalling 36 million euros.

Parent Company financial indebtedness as of 30 September 2002 totalled 15,956 million euros (15,662 million euros as of 30 June), a decrease of 366 million euros from 31 December 2001 (16,322 million euros). This reduction arose from collection of dividends of 904 million euros and from proceeds of 218 million euros arising from the sale of the Lottomatica and Webegg equity investments, set against financial charges for 603 million euros, the writedown of 71 million euros on Telecom Italia shares held as current assets and other net outlays for 82 million euros, of which approximately 67 million euros attributable to the opera-

tion transacted with Verizon (formerly Bell Atlantic) in early August to remove any risk of dispute; the details of this operation are illustrated in the Olivetti Half-Year Report under the section "Events subsequent to 30 June 2002".
At 30 September 2002 the Parent Company had 74 employees (77 at 30 June), a decrease of 15 heads from 31 December 2001.

Transactions with related parties

Olivetti S.p.A.'s financial and commercial dealings with subsidiaries are conducted at normal market conditions and consist mainly of the provision of services, centralised treasury operations and, in line with its role as a holding company, coordination of the activities of the subsidiaries.

(in millions of euros)	Subsidiary companies	Associated companies
Dividend income (excluding tax credit)	858	–
Other financial income	6	–
Financial charges	452	–
Other revenues	5	–
Purchase of goods and services	3	–
Trade and other receivables	770	–
Financial receivables	174	–
Trade and other payables	8	–
Financial payables	10,237	–